THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq., MBA*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Joseph M. Patricola, Esq.*+#	Red Bank, New Jersey 07701
Telephone: (732) 530-9007	Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC
______________________________________________________________________________

May 7, 2009

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn: Angela Crane
Accounting Branch Chief

RE:	Impact Medical Solutions, Inc.
Form 10-K for the year ended December 31, 2008
Filed on April 15, 2009
File No. 000-521187
Dear Ms. Crane:

Below please find our responses to the Staff’s comment letter, dated April 27, 2009 (the “Comment Letter”), regarding the above-captioned matter  filed on behalf of our client, Impact Medical Solutions, Inc. (the “Company”).  For your convenience we have duplicated the comments in the Comment Letter and responded to each one under the comment.

Please be advised that the Company has filed Amendment No. 1 to the Form 10-K on the same date of this letter
Also, per your Comment Letter, the requested certificate from the Company is attached to this response letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm
/s/ Virginia K. Sourlis, Esq.
Virginia K. Sourlis, Esq.

Form 10-K for the year ended December 21, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of

Operations

Critical Accounting Polices

Patents

1.
In the interest of providing readers with a better insight into management’s judgments into accounting for long-lived assets, particularly patents, please consider disclosing the following in future filings:

●
The valuation methodology used to value your long-lived assets, including sufficient information to enable a reader to understand why management selected this method as being the most meaningful for the Company in preparing your impairment analysis.

●	If applicable, how the assumptions used for valuing your long-lived assets in the current year have changed since the prior year highlighting the impact of any changes.

●	Whether there were any events or changes in circumstances that triggered any additional interim analysis. Refer to the guidance in paragraph 8 of SFAS.

Response:  We will comply with this comment in future filings.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

2.
We note that your auditor’s opinion dos not refer to the balance sheet for the year ended December 31, 207 in so far at it related to their conclusion that the financial statements present fairly the financial position of the company.  Please provide us with a revised opinion as part of your response and ensure your auditors opinion opines to all periods presented in future filings.

Response:   We have included the report complying with your comment in Amendment No. 1 and will comply with this comment in future filings.

Note 8. Shareholders’ equity

In each transaction involving the issuance of shares, options or warrants, expand your disclosures in future filings to disclose how each issuance was valued.  Address both the method and the significant assumptions applied.

Response:  We will comply with this comment in future filings.

CERTIFICATE

I, Wayne Cockburn, the President, Chief Executive Officer, Secretary, Treasurer and Interim Chief Financial Officer of Impact Medical Solutions, Inc. (the “Company”), hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Amendment No.1 to its Form 10-K for the fiscal year ended December 31, 2008;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 7th day of May 2009.

By: /s/ Wayne Cockburn

Wayne Cockburn
Title: President, Chief Executive Officer, Secretary,
Treasurer and Interim Chief Financial Officer of Impact
Medical Solutions, Inc.
(Principal Executive Officer)
(Principal Financial Officer.